From: **Lively Root** fronds@livelyroot.com
Subject: [PREVIEW] Grow With Us 🌱
Date: October 2, 2023 at 10:24 AM
To: Christine christine@livelyroot.com

LR

lively root

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Grow With Us

Become a part owner of Lively Root


FRESH PLANTS TO YO
(always)

Hi **Christine** ,

Lively Root is at an exciting time in our growth, and we are deciding how to best capitalize on thesepositive trends. In the past year, we have:

🌱$0 to $5M in sales in our first 2 years of business
🌿Over 1M plants shipped
🪴500K plus customers on our online platform

While many companies in our current position may choose to go to a select group of high net-worth investors and/or VC funds to take us to the next level, we would much rather have you (one of the many people who have brought us to where we are today) become an investor in Lively Root.

This means that you would share in our growth and profits in the same way an angel investor or financial institution would. Investing in startups is inherently risky, and returns aren't immediate. You would be investing because you believe in us and want to play a role in our future growth and success.
If becoming a Lively Root investor interests you (even a small amount is great!), fill out this survey.

By signing up, you'll be the first to know when we pull the trigger

Thank you!
Colin Barceloux, CEO of Lively Root

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livelyroot.com | @livelyroot

600 B Street, Suite 300, San Diego, CA 92101